
07001072


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SECURI ION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65827

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Paradigms, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 West Loop South, Suite 800
(No. and Street)

Houston	TX	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Goott 713-622-9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Goott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Paradigms, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



ALEXANDRIA A. PRO
Notary Public, State of Texas
My Commission Expires 01-30-08

Signature

President

Title

Notary Public 2/21/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

February 2, 2007

Board of Directors
Financial Paradigms, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Financial Paradigms, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be an should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas


SEC MAIL
RECEIVED
PROCESSING
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WASH. D.C.
186
SECTION

FINANCIAL PARADIGMS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005


SEC MAIL
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<u>CONTENTS</u>


HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Financial Paradigms, Inc.
Houston, Texas

We have audited the accompanying balance sheets of Financial Paradigms, Inc. (an S corporation) as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Paradigms, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 2, 2007

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax

harperpearson.com

FINANCIAL PARADIGMS, INC.
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

ASSETS	2006	2005
Cash and cash equivalents	$ 21,959	$ 20,256
Accounts receivable	1,615	24
TOTAL ASSETS	$ 23,574	$ 20,280
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$ 15	$ 503
Stockholder's Equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional Paid-in Capital	19,500	19,500
Retained Earnings (Deficit)	3,059	(723)
TOTAL STOCKHOLDER'S EQUITY	23,559	19,777
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 23,574	$ 20,280

The accompanying notes are an integral part of the financial statements.

FINANCIAL PARADIGMS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Commission income and other income	$ 22,036	$ 21,898
Management and administrative expenses	18,254	16,296
Net income	$ 3,782	$ 5,602

The accompanying notes are an integral part of the financial statements.

FINANCIAL PARADIGMS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)
Balance, December 31, 2004	$ 1,000	$ 19,500	$ (6,325)
Net income	-	-	5,602
Balance, December 31, 2005	1,000	19,500	(723)
Net income	-	-	3,782
Balance, December 31, 2006	$ 1,000	$ 19,500	$ 3,059

The accompanying notes are an integral part of the financial statements.

FINANCIAL PARADIGMS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 20,445	$ 22,104
Cash paid for management and administrative expenses	(18,742)	(16,229)
Net cash provided by operating activities	1,703	5,875
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,703	5,875
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	20,256	14,381
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 21,959	$ 20,256
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net income	$ 3,782	$ 5,602
(Increase) decrease in accounts receivable	(1,591)	206
(Decrease) increase in accounts payable	(488)	67
Net cash provided by operating activities	$ 1,703	$ 5,875

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – Financial Paradigms, Inc. (an S corporation) ("the Company") is located in Houston, Texas and is a fully-disclosed Securities Broker-Dealer. Consequently, the Company has claimed an exemption from Rule 15c3-3 under section (K)(2)(ii). The Company is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. (NASD). Its principal market is the general public in the Southeastern region of Texas.

Statement Presentation – An unclassified balance sheet is presented in accordance with industry standards.

Revenue Recognition – Commissions are recognized when trades settle and receivable are recorded at that time. Revenues are primarily generated from commissions on sales of mutual funds and variable insurance products.

Income Taxes – No provision has been made for federal income tax, since these taxes are the responsibility of the individual shareholder.

Cash and Cash Equivalents – The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2006 and 2005.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B MANAGEMENT AGREEMENT

The Company has entered into a management agreement with Investec Asset Management Group, Inc. (IAMG), a company related through common ownership, whereby IAMG will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Company.

IAMG will receive a reimbursement from the Company for its allocable share of personnel costs, rent, and general and administrative overhead costs. Expenses under this agreement during each of the years ended December 31, 2006 and 2005 were $10,718.

NOTE C NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2006 and 2005 or in the procedures followed in making the required periodic computations. At December 31, 2006 and 2005 the Company had net capital of $21,944 and $19,777, respectively, and a net capital requirement of $5,000 for each year. The Company's ratio of aggregate indebtedness to net capital was .0007 to 1 and .03 to 1 at December 31, 2006 and 2005, respectively. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

NOTE D CREDIT RISK

The Company is engaged in various trading and brokerage activities in which the counter parties primarily include mutual funds, banks, and insurance companies. In the event a counter party does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review the credit standings of each counter party.

FINANCIAL PARADIGMS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 23,559
Total capital and allowable subordinated liabilities	23,559
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	(1,615)
	(1,615)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	21,944
Haircuts on securities	-
Net capital	$ 21,944
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (12.5% of total aggregate indebtedness)	$ 2
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 16,944
NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 23,559
RECONCILING ITEMS OR DIFFERENCES:	
Non-allowable asset	(1,615)
NET CAPITAL PER ABOVE	$ 21,944

See independent auditor's report.

FINANCIAL PARADIGMS, INC.
SCHEDULE II
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 19,777
Total capital and allowable subordinated liabilities	19,777
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	19,777
Haircuts on securities	-
Net capital	$ 19,777
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (12.5% of total aggregate indebtedness)	$ 55
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 14,777

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2005, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See independent auditor's report.

END